SEC 19007491

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2019 Washington DC

SEC FILE NUMBER
8-17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling (City) WV (State) 26003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

One James Center, 901 E Cary St., Ste 1000 (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MICHELLE L THEISS
1300 Chapline Street, Wheeling, WV 26003
My Commission Expires August 1, 2021

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2018 and 2017

CONTENTS

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hazlett, Burt, and Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Hazlett, Burt, and Watson, Inc. (the "Company") which comprise the statements of financial condition as of December 31, 2018 and 2017, the related statements of operations, changes in equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2013.

Richmond, Virginia
February 27, 2019

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

	2018	2017
ASSETS		
Cash and cash equivalents due from financial institutions	$ 442,642	$ 415,927
Cash in money market fund	2,318,368	235,503
Total cash and cash equivalents	2,761,010	651,430
Deposits with clearing organizations	80,000	80,000
Due from clearing firm	41,406	70,203
Firm trading account, at fair value	42,283	-
Receivable from officers and employees	-	60,000
Due from affiliates	3,317	5,929
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $546,409 and $504,023, respectively	85,128	84,132
Real estate and improvements at cost, less accumulated depreciation of $251,994 and $228,494, respectively	255,941	238,985
Advisory fee receivable	1,544,433	1,660,061
Other assets	132,621	100,414
	$ 4,946,139	$ 2,951,154
LIABILITIES		
Accounts payable and accrued liabilities	$ 2,513,259	$ 1,645,729
SHAREHOLDER EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized:		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	1,200,754	400,754
Retained earnings	896,286	568,831
	2,432,880	1,305,425
	$ 4,946,139	$ 2,951,154

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2018 and 2017

REVENUES	2018	2017
Commissions on security transactions	$ 1,265,352	$ 1,292,338
Investment advisory revenues	6,643,364	6,684,815
Miscellaneous fees and other income	679,002	831,578
Insurance and annuities	291,853	378,855
Realized gains on firm trading and investments, net	54,176	45,818
Unrealized gain / (loss) on firm trading & investments, net	273	(24)
Interest and dividends	17,456	36,016
	8,951,476	9,269,396
EXPENSES		
Employee compensation and benefits	2,536,932	2,801,781
Commissions	3,632,414	3,685,967
Communications and data processing	279,894	272,762
Interest	719	1,139
Rent and maintenance	265,948	262,847
Depreciation	65,886	60,892
Clearing and execution charges	186,465	222,476
General, administrative and other expenses	1,655,763	511,905
	8,624,021	7,819,769
Net Income	$ 327,455	$ 1,449,627
Earnings per share based upon net income	$ 1.61	$ 7.12

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2018 and 2017

	Capital Stock			Treasury Stock			Capital in Excess of		Retained		
	Shares		Dollars	Shares		Dollars		Par Value		Earnings		Total
Balance at January 1, 2017	203,500	$	339,173	2,000	$	(3,333)	$	400,754	$	4,284,204	$	5,020,798
Net Income										1,449,627		1,449,627
Distributions to shareholder										(5,165,000)		(5,165,000)
Balance at December 31, 2017	203,500		339,173	2,000		(3,333)		400,754		568,831		1,305,425
Net Income										327,455		327,455
Paid in capital received								800,000				800,000
Balance at December 31, 2018	203,500	$	339,173	2,000	$	(3,333)	$	1,200,754	$	896,286	$	2,432,880

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net Income	$ 327,455	$ 1,449,627
Depreciation	65,886	60,892
Change in assets and liabilities		
Due from clearing firm	28,797	4,269
Due from affiliates	2,612	4,187
Firm trading account	(42,283)	80,489
Investment securities, net	-	1,954,718
Receivable from officers and employees	60,000	20,000
Advisory fees receivable	115,628	(176,655)
Other assets	(32,207)	759
Accounts payable and accrued liabilities	867,530	(136,542)
Net cash provided by operating activities	1,393,418	3,261,744
Cash flows from investing activities		
Capital expenditures	(83,838)	(51,159)
Net cash used by investing activities	(83,838)	(51,159)
Cash flows from financing activities		
Cash distributions to shareholder	-	(5,165,000)
Paid in capital received	800,000	-
Net cash provided by (used in) financing activities	800,000	(5,165,000)
Net increase (decrease) in cash and cash equivalents	2,109,580	(1,954,415)
Cash and cash equivalents at beginning of year	651,430	2,605,845
Cash and cash equivalents at end of year	$ 2,761,010	$ 651,430

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2018.

The Company is subject to income tax of the state of West Virginia. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses

Revenues:

Adoption of ASC Topic 606, Revenue from Contracts with Customers – On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historical accounting under Topic 605. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2018	2017
Sales-based		
Listed Equities	$ 183,431	$ 185,931
Over The Counter	102,093	110,448
Closed End Mutual Funds	84,522	46,344

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2018	2017
Sales-based (continued)		
Mutual Funds	49,417	44,607
Unit Investment Trusts	22,605	22,538
Master Limited Partnerships	17,812	16,389
Other	5,795	5,250
Total sales-based revenue	$ 465,675	$ 431,507
Trailing		
Mutual Fund Trails	$ 519,242	$ 538,772
Money Market Trails	280,435	322,059
Total trailing revenue	$ 799,677	$ 860,831
Total commission revenue	$1,265,352	$1,292,338

Investment Advisory Revenues – Investment advisory revenues represent fees charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), and brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2018	2017
Sales-based		
Insurance	$ 50,914	$ 121,840
Annuities	17,514	14,820
Total sales-based revenue	$ 68,428	$ 136,660
Trailing		
Insurance	$ 28,157	$ 41,135
Annuities	195,268	201,060
Total trailing revenue	$ 223,425	$ 242,195
Total insurance and annuities revenue	$ 291,853	$ 378,855

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2018	2017
Miscellaneous fees and other income		
Point-in-time(1)	$ 572,131	$ 721,766
Over time(2)	106,871	109,812
Total miscellaneous fees and other income	$ 679,002	$ 831,578

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The company evaluated the effect subsequent events would have on the financial statements through February 27, 2019, which is the date the financial statements were issued.

New Accounting Pronouncement: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-2 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial application, with an option to elect to use certain transaction relief. The Company expects to adopt the provisions of this guidance during the first quarter 2019, and estimates that it will record right-of-use assets between $175,000 to $225,000, and lease liabilities within the same range. The Company has elected the modified retrospective method and will include any cumulative-effect adjustment as of the date of adoption.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2018 and 2017. The weighted average number of shares for the years ended 2018 and 2017 was 203,500.

NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2019 through 2021. Certain existing leases contain renewal options. Rental expense charged to operations for the year ended December 31, 2018 and 2017 was $84,929 and $84,703 respectively. Minimal lease payments under these operating leases are as follows:

2019	$ 84,868
2020	74,014
2021	38,390
	$ 197,272

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as

NOTE 5 – NET CAPITAL REQUIREMENT (Continued)

the Rule and "net capital", shall at least be $250,000. At December 31, 2018, the Company had net capital of $1,883,862, which was $1,633,862 in excess of its required minimum net capital of $250,000. At December 31, 2017, the Company had net capital of $786,252, which was $536,252 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 133.4% and 209.3% at December 31, 2018 and 2017, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2018 was $128,362 and $127,750 for 2017, and is included in the Company's total contribution. The Company's total related expense was $262,163 for 2018 and $363,348 for 2017.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 5.25% at December 31, 2018. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2018 and 2017.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2018 and 2017, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 7.00% percent at December 31, 2018. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2018 and 2017. The Company had no short term borrowings outstanding under these agreements at December 31, 2018 and 2017.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2018:

		Firm Trading
Amortized cost:		
Certificate of deposits	$	7,005
State and municipal bonds		35,000
Total amortized cost:		42,005

(Continued)

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS (Continued)

	Firm Trading
Fair value:	
Certificate of deposits	6,981
State and municipal bonds	35,302
Total fair value	42,283
Unrealized gains	$ 278

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2018 and 2017.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

NOTE 9 - FAIR VALUE (Continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Certificate of Deposits	$ 6,981	$ -	$ -	$ 6,981
State and municipal bonds	-	35,302	-	35,302
	$ 6,981	$ 35,302	$ -	$ 42,283

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2018 and 2017, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay $33,900 per year for the period January 1, 2018 through December 31, 2018. During the years ended December 31, 2018 and 2017 the Company paid, and was reimbursed, $967,477 and $928,385, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $35,890 and $66,836 for the years ended December 31, 2018 and 2017. As of December 31, 2018 and 2017, the Company is owed $3,317 and $5,929 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2018, the Company paid SNTC $26,901 for these services, and $28,380 in 2017.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2018 and 2017, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2018 and 2017, the Company has $2,318,368 and $235,503 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $41,406 and $70,203 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

(Continued)

NOTE 11 – CONCENTRATIONS OF CREDIT RISK (Continued)

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $80,000, consisting of $80,000 in cash as of December 31, 2018 and $80,000, consisting of $80,000 in cash as of December 31, 2017.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

On February 12, 2018, the SEC Division of Enforcement announced the Share Class Selection Disclosure Initiative ("SCSD Initiative") pursuant to which investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selections. The Company has notified the Enforcement Division that it is participating in the SCSD Initiative, and will continue to work with the SEC Staff to address this matter. The Company estimates that the SCSD Initiative will result in refunds to certain clients of 12b-1 fees that the Company received during the period under review. As of December 31, 2018, the Company has recorded an estimated liability in the amount of $150,000 for purposes of settling this matter.

On March 8, 2018, pursuant to a routine regulatory examination, the SEC Office of Compliance Inspections and Examinations raised concerns with the Company that certain ticket charges related to the management of investment advisory accounts may not have been appropriately disclosed to the clients incurring these fees. The Company has engaged legal counsel, with respect to this matter, and continues to work through counsel, with the SEC, to resolve their concerns. The Company estimates that the resolution of this matter will result in refunding portions of these charges collected during the period under review. As of December 31, 2018, the Company has recorded an estimated liability in the amount of $625,000 for purposes of settling this matter.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2018

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	2,432,880
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		5,000
Receivable from affiliate		3,317
Furniture, equipment, leasehold improvements, and real estate		341,069
Prepaid expenses and other assets		132,621
Other deductions and/or charges		20,050
Total non-allowable assets		502,057
Net capital before haircuts on security positions		1,930,823
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
State and municipal obligations		630
Money market and cash equivalents		46,331
Total haircuts		46,961
NET CAPITAL	$	1,883,862
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	2,513,259
Total aggregate indebtedness	$	2,513,259
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	1,633,862
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	1,583,862
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		133.41%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2018.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 2 - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2018

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc.

Serving the Individual and Institutional Investor for Over 130 Years

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Wealth Management for Today's Investors

SECURITY CAPITAL MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2018

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(ii):

> The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4

Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2018 through December 31, 2018 without exception.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Vice President

February 27, 2019

DHG
DIXON HUGHES GOODMAN LLP

Exemption Review Report
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hazlett, Burt, and Watson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt, and Watson, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 27, 2019

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 27, 2019

To the Board of Directors of Hazlett, Burt, and Watson, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by **Hazlett, Burt, and Watson, Inc.** (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended **December 31, 2018**. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended **December 31, 2018**, with the Total Revenue amounts reported in Form SIPC-7 for the year ended **December 31, 2018** noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended **December 31, 2018**. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1447*********************MIXED AADC 220
17737 FINRA DEC
HAZLETT BURT & WATSON INC
1300 CHAPLINE ST
WHEELING, WV 26003-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 11,751

B. Less payment made with SIPC-6 filed (exclude interest) (5,762)

07-26-2018
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,989

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,989

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5,989

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett, Burt & Watson, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Exec. V.P. & CFO
(Title)

Dated the 11th day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

m No.	Eliminate cents
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,051,476
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	860,511
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	281,829
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	273
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	10,604
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Real Estate Rental Income (Deductions in excess of $100,000 require documentation)	33,900
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 718	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 30,115	
Enter the greater of line (i) or (ii)	30,115
Total deductions	1,217,232
SIPC Net Operating Revenues	$ 7,834,244
General Assessment @ .0015	$ 11,751
	(to page 1, line 2.A.)